Birmingham Utilities, Inc.
                          Annual Report
                              1999

Environmental
Stewardship

Your Company's well established reputation for
    sound environmental management practices
     has enhanced our regulatory and community relationships, while adding value for our shareholders.

Company Profile

The Company is in the business of collecting and distributing water for domestic, commercial and industrial uses and fire protection in Ansonia, Derby and in small parts of the contiguous Town of Seymour, Connecticut. On February 1, 2000, the Company maintained a workforce of 20 full-time employees, none of whom are affiliated with any union.

Sources of Supply

Wells:
 Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD).

Interconnections:
 Two interconnections with the South Central Regional Water Authority at the border of Orange and Derby (the "Grassy Hill Interconnection") and near the border of Seymour and Ansonia (the "Woodbridge
 Interconnection"). Annual purchases of water contracted at a minimum of 600 million gallons a year. Safe daily yield of Interconnection - 5.0 MGD.

Emergency Supply:
 Beaver Lake Reservoir System - 2.2 MGD surface water supply.

Customer Base and Demand
 8,990 customers, 94% residential and commercial

Water delivered in 1999 - 1.25 Billion Gallons

Average daily demand - 3.4 MGD.

Maximum daily demand in 1999 - 4.7 MGD.

Total safe daily yield - 8.0 MGD.

Regulation

The Company is subject to the jurisdiction of the following agencies:

 Connecticut Department of Public Utility Control (DPUC)
  Matters related to ratemaking, financing, accounting, disposal of property, issuance of long-term debt and securities and other operational matters.

Connecticut Department of Public Health (DPH)
 Water quality, sources of supply and use of watershed land.

Connecticut Department of Environmental Protection (DEP)
 Water quality, pollution abatement, diversion of water from streams and rivers, safety of dams and location, construction and alteration of certain water facilities.

The Company is also subject to regulation of its water quality under the Federal Safe Drinking Water Act ("SDWA"). The United States Environmental Protection Agency has granted to the DPH the primary enforcement responsibility in Connecticut under the SDWA. The DPH has established regulations containing maximum limits on contaminants which have or may have an adverse effect on health.

Fellow Shareholders

In 1999 your Company continued to pursue its strategy of disposing of excess land in order to finance the construction of needed infrastructure repairs and replacements.

The beginning of 1999 brought with it our attempt to renegotiate the Company's agreement with M/1 Homes, LLC for the sale to it of approximately 245 acres of land in Seymour for $3,950,000. That renegotiation resulted from the developer's inability to get local land use approval for its planned golf course project. We successfully renegotiated the agreement in January, and the developer was able to get local approval for development of a 181 unit "active-adult" community. Unfortunately, the Connecticut Department of Public Utility Control (the "DPUC") declined to approve the renegotiated agreement as required under Connecticut law. Your management came to the conclusion that its only prudent course of conduct at that time was to terminate the agreement. We did so with great reluctance on July 14, 1999.
While the above process was playing out at the DPUC, however, the Company received exciting news about its attempt to change the watershed land classification of a significant parcel of land, approximately 582 acres, located primarily in Ansonia; on March 10, 1999, the Connecticut Department of Public Health issued to the Company a Source Abandonment Permit for the former Quillinan Reservoir, thereby making the land associated with that water body available for sale for the first time. Upon the expiration of the statutory waiting period after declaring its intent to sell the property, the Company immediately began discussions with The Trust for Public Land ("TPL") to explore ways in which the land could be preserved for open space for the community. On September 13, 1999, the Company entered into two separate agreements with TPL, the first of which provided for the sale to it of approximately 570 acres of the newly reclassified land for $6,050,000.

The second agreement provided for the sale to TPL of 42.5 previously available acres in Ansonia for $200,000. Both agreements provide that TPL must consummate the transactions only if public funding becomes available. Although not required by the agreements, it is contemplated by all involved that the larger parcel will actually be purchased by the Connecticut Department of Environmental Protection as a new state park facility and that the smaller parcel will be acquired by the City of Ansonia to add to its Nature Center. The DPUC approved both transactions on March 1, 2000. While final approvals for the required public funding are not fully in place, and while the Company needs to negotiate the release of the property from the lien of the indenture that secures its mortgage bond indebtedness, the Company hopes that the sales will be consummated in the early summer of this year. An exciting achievement.

As I am sure you are aware, the investor-owned utility industry in Connecticut has been undergoing rapid change over the past year. The largest electric utility, all three major gas distribution companies and the largest investor-owned water company in Connecticut were all recently acquired by other companies, with control of those companies now based outside of the state. Several smaller water companies have announced pending acquisitions. You can be assured that your Board of Directors is monitoring those developments closely to determine how, if at all, they affect our overall goal to provide an exceptional return on your investment.

As always, feel free to contact me at the Company.

Your fellow shareholder,


Betsy Henley-Cohn
Chairwoman

Fellow Shareholders

The year 1999, the last in the 20th century, was certainly an exciting year for your Company. Our sound and prudent strategy to enhance shareholder value, while simultaneously committing to provide high quality water and excellent service, continued through 1999. The lifeline of this strategy, the careful disposal of land no longer necessary for water supply, has enabled your Company to continue to upgrade its facilities and increase the value of your Company while at the same time holding water rates stable. Although the Company did not have any significant land sales in 1999, prudent planning has allowed the Company to use part of the 1998 land sale proceeds to fund the 1999 capital program. It is our intent to use future land sale proceeds to fund our future capital program.

Birmingham Utilities, Inc. announced net earnings of $919,897 for 1999. The Company's net income in 1999 was derived entirely from utility operations and represented a 43% increase over net income derived from utility operations in 1998. Strong water sales due to an extended dry period in 1999, together with the Company's ability to maintain operating expenses approximately at 1998 levels, allowed the Company to achieve these improved results. The Company's net income in 1998, however, had also included $3,354,240 derived from the sale of approximately 889 acres of excess land to the City of Derby and the Towns of Seymour and Oxford. The Company had no significant land sales in 1999. Accordingly, the Company's overall 1999 net income of $919,897 was substantially less than its 1998 net income of $3,910,793.

As a result of the solid financial performance in 1999, your Company was able to increase its dividend to $.40 per share for the year, an 18% increase over the $.34 per share amount paid in 1998. The 1999 dividend also represents a 33% cumulative increase over the $.30 per share amount paid in 1997. The Company was also able to declare a 2-for-1 stock split in March of 1999. A strong balance sheet, which has seen shareholder value increase by 99% since 1997, has positioned your Company for a financial future where maximization of shareholder value can continue.

The Company's Capital Improvement program continued to make major strides in 1999. Over the year, the Company installed approximately
3.3 miles of new 8 and 12 inch water main, of which over 90% was installed by our in-house personnel. The average cost of all main installations was less than $67 per foot, including all paving. These new facilities largely allowed for the abandonment of two additional pump stations in 1999, bringing the total to five pump stations eliminated from service since 1998. These improvements not only improve water quality and service, but also allow the Company to operate in a more efficient and cost effective manner. Vice President of Operations, John "Jack" Keefe, Jr. is commended for his efforts in directing these activities.

As indicated in our first annual Consumer Confidence Report issued in October 1999, your Company's drinking water exceeds all State and Federal standards for quality and safety. This did not happen by accident. Long-range planning has been designed to address the protection of our sources of supply, increase pipe capacities in key areas for improved fire and domestic distribution, and aggressively address the replacement of aged piping. The Company hopes to complete its low system distribution improvement in 2001. This program, which has been ongoing since 1995, will allow the Company the opportunity to move water more efficiently between its major sources of supply.

The goals we achieved, and the plans made for the future, could not have been accomplished without the support of your Board of Directors and our highly dedicated employees. I sincerely thank both groups for that support during my first full year as your Company's President.


John S. Tomac
President & Treasurer

Financial Highlights

Market For the Registrant's Common Stock and Related Security Holding
Matters

As of December 31, 1999, there were approximately 482 record holders of the Company's common stock. Approximately 59% of the Company's stock is held in "nominee" or "street" name. The Company's common stock is traded on the NASDAQ-AMEX Small Cap Market. The market is not active, and actual trades are infrequent. The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon NASDAQ records provided to the Company. The prices given are retail prices. The Company's Mortgage Bond

                                         Bid*               Dividend*
                                  High             Low        Paid
1999    First Quarter             $14.75         $10.50       $.10
        Second Quarter             23.00          15.00        .10
        Third Quarter              28.13          18.00        .10
        Fourth Quarter             26.00          21.00        .10

1998    First Quarter            $  7.50         $ 5.87       $.085
        Second Quarter              9.25           7.25        .085
        Third Quarter               9.56           7.87        .085
        Fourth Quarter             12.62           9.25        .085

Selected Financial Data

Presented below is a summary of selected financial data for the years 1995 through 1999:

(000's omitted except for per share data)

                                       1999    1998    1997     1996    1995
Operating Revenues                  $ 4,624  $ 4,395  $ 4,367 $ 4,380 $4,238

Income before Interest Charges        1,368   1,170     1,112     968    863

Income from Land Dispositions**         --    3,354       195     387    279

Net Income                              920   3,911       668     765    518

Earnings Per Share-Basic*               .59    2.55       .44     .51    .35

Earnings Per Share-Diluted*             .56    2.48       .44     .51    .35

Cash Dividends Declared (per share)*    .40     .34       .30     .25    .24

Total Assets                         18,281  19,519    16,491  15,568 14,624

Long Term Debt                        4,324   4,418     5,662   5,981  6,001

Short Term Debt                         454      94     1,524     294     75

Shareholder Equity                    8,147   7,648     4,097   3,841  3,408

* Reflects the 2-for-1 stock split that took place on March 18, 1999. All prior periods have been adjusted to reflect the stock split.
** See Management Discussion and Analysis, Results of Operations -
   Land Dispositions.

Selected Data

Shareholders' Equity






Dividends





Book Value






Pre-Tax Operating Earnings

Management's Discussion and Analysis

Results of Operations

Overview

The Company's net income for 1999 was $919,897 compared with net income of $3,910,793 in 1998 and $667,879 in 1997. Earnings per share, basic for 1999, 1998 and 1997 were $.59, $2.55 and $.44, respectively. The decline in net income of $2,990,896 is principally due to the absence of land sale income in 1999. In 1998, land sales contributed $3,354,240 to the Company's bottom line. This decrease is somewhat offset by increased operating income from utility operations. The increase in net income in 1998 from 1997 was a result of land sale income and also improved operating income from utility operations.

Revenues

Water sales to the Company's customers in 1999 of $4,623,817 were $228,906 higher than the revenues from water sales achieved in 1998 of $4,394,911. A 4% increase in consumption from all classes of customers as a result of an extended hot and dry summer period in 1999 primarily accounts for this increase. In 1998, water service revenues were $27,554 higher than sales achieved in 1997. A general water service rate increase of 4.1% that became effective February 1, 1998, more than offset a 5% rate reduction that took place on July 1, 1997. The 1997 rate reduction was a result of the repeal of the Connecticut Gross Receipts tax.

Operating Expenses

Operating expenses of $2,449,348 in 1999 have increased $85,825 over operating expenses of $2,363,523 in 1998. A non-recurring charge for professional fees regarding strategic planning accounts for the entire variance. Cost reductions in 1999 for property, health, and workers compensation insurance as well as meter reading and collection costs are offset by increases in post retirement benefits and other shareholder expenses. Operating expenses of $2,363,523 in 1998 decreased $120,352 from operating expenses of $2,483,875 for 1997. Decreased costs associated with professional fees, casualty insurance, uncollectible expenses, pension expense and post retirement benefits principally accounted for the 1997 to 1998 decrease.

Maintenance Expenses

Maintenance expenses of $183,256 for 1999 are $21,130 higher than maintenance expenses of $162,126 for 1998. Increased costs associated with main maintenance, service line and meter expenses account for the increase. Maintenance expense in 1998 was $23,005 lower than 1997, principally due to decreased service repairs and main maintenance. Depreciation Expense Depreciation expense of $501,313 in 1999 exceeds depreciation expense of $488,386 in 1998 by $12,927 due to the continuation of plant additions in 1999. Depreciation expense in 1998 was $49,270 higher than 1997, also as a result of utility plant additions.

Taxes other than Income Taxes

Taxes other than income taxes of $320,442 in 1999 are $45,579 higher than the expense of $274,863 in 1998. Increased property taxes as a result of an increasing amount of plant additions account for this variance. Taxes other than income taxes of $274,863 in 1998 are $128,697 lower than the expense of $403,560 in 1997. The repeal of the Connecticut Gross Receipts tax that became effective July 1, 1997 and lower property taxes due to the disposition of property in Derby, Connecticut account for this variance.

Income Taxes

Income taxes from operations in 1999 of $278,126 have increased $67,192 over the comparable 1998 period. Income tax expense relating to increased pre-tax operating earnings of $240,081, or approximately 40%, account for this variance. Income taxes from operations in 1998 also exceeded the 1997 levels, due to increased operating earnings. Pre tax operating earnings in 1999 have increased $488,671 or 133% from the level achieved in 1997.

The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the DPUC's orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $192,720, $1,756,937, and $258,476 in 1999, 1998 and 1997, respectively. There were no significant land sales in 1999. The Company's total income tax liability including both the tax on operating income and on land sale gains was $470,846 in 1999, $1,967,871 in 1998 and $328,190 in 1997.

Land Dispositions

When the Company disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income. The statement of income reflects income from the disposition of land (net of taxes) of $3,354,240 in 1998, and $195,457 in 1997, which represent the shareholders' immediate share of income from land dispositions occurring in each year. There were no significant land sales in 1999. Land disposition income is also recognized in the financial statements as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $342,960, $153,225 and $175,744 for the years 1999, 1998 and 1997, respectively.

Recognition of deferred income will continue over time periods ranging from three to fifteen years, depending upon the amortization period ordered by the DPUC for each particular disposition. See Note 6 of the Financial Statements.

Other Income

Other income in 1999 of $133,789 is $12,218 higher than other income of $121,571 achieved in 1998. Increased investment interest income is somewhat offset by decreased jobbing income and lower AFUDC income. Other income in 1998 of $121,571 is $29,137 lower than other income of $150,708 achieved in 1997. Decreased jobbing income and lower fees associated with the Company's managed system account for the decline.

Interest Expense

Interest expense of $448,184 in 1999 is $165,138 lower than interest charges of $613,322 recorded in 1998. Interest charges relating to the Company's term loan which was repaid in the fourth quarter of 1998 and short term borrowing which has been outstanding for only three days in 1999 account for this decline. Interest expense of $613,322 in 1998 was $26,669 lower than interest charges of $639,991 for 1997. Lower interest charges due to decreased short term borrowings account for this decline.

Inflation

Inflation, as measured by the Consumer Price Index, increased 1.7 percent, 1.6 percent and 1.7 percent in 1999, 1998 and 1997, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Company will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

Financial Resources

During 1999, 1998 and 1997, the Company's water operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of ($405,981), $968,586 and $489,361, respectively (see Statement of Cash Flows).

Net cash provided by operating activities decreased $1,374,567 from 1998 to 1999. This decrease is a result of the payment of income taxes in the first quarter of 1999 for land sales that took place in the last quarter of 1998.

During the three-year period 1999, 1998 and 1997, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Completion of the Company's Long Term Capital Improvement Program is dependent upon the Company's ability to raise capital from external sources, including, for the purpose of this analysis, proceeds from the sale of the Company's holdings of excess land. During 1999, 1998 and 1997, the Company's additions to utility plant, net of customer advances, were $1,690,055, $1,597,247 and $1,281,242, respectively (see
Statement of Cash Flows and Note 16). These additions were financed primarily from internal sources, including proceeds from land sales and increases in debt.

The Company has outstanding $4,418,000 principal amount of Mortgage Bonds, due September 1, 2011, issued under its Mortgage Indenture. The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. It does not, however, restrict the issuance of either long term or short term debt which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture. The Company also had a $1,500,000 secured, term loan which was repaid on November 23, 1998. Principal and interest payments were made monthly in 1998, up to the time of the repayment.

In 1998, the Company converted a $600,000 working capital line of credit and a $1,500,000 secured line of credit to a two-year $2,100,000 revolving line of credit. In June, 2000, the Company will have the option to convert any outstanding balance to a six-year term note with a 20-year amortization schedule, resulting in a balloon payment at the end of the six-year term. The revolving line of credit is secured by a lien (subordinate to the lien of the Mortgage Bond Indenture - See Note
4) on all of the Company's utility property other than its excess land available for sale. There was a balance of $360,000 outstanding under the revolving line of credit at December 31, 1999 and no borrowings outstanding at December 31, 1998.

The interest rate on the revolving line of credit is a variable option of 30- or 90-day LIBOR plus 100 basis points or prime. The term option consists of a fixed rate of the bank's cost of funds plus 100 basis points or a variable rate of the prime rate or 90 day LIBOR plus 100 basis points which is reset every 90 days.

The Company's 2000 Capital Budget of $1,900,000 is two-tiered. The first tier consists of typical capital improvements made each year for services, hydrants, meters and a state mandated project budgeted for $700,000 in 2000 and is expected to be financed primarily with internally generated funds.

The second tier of the 2000 Capital Budget consists of replacements and betterments which are part of the Company's Long Term Capital Improvement Program and includes $1,200,000 of budgeted plant additions. Plant additions from this part of the capital budget, in future years, may require external financing in addition to the Company's line of credit. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that by selling excess lands it can generate sufficient equity capital to support its 5 year capital budget, currently estimated at $7,000,000. Such land dispositions are subject to approval by the DPUC. Proceeds from the sale of land are recorded as revenue at the time of closing and portions of the gains are deferred and amortized over various time periods as stipulated by the DPUC.

On September 13, 1999, the Company executed two purchase and sale agreements with The Trust for Public Land, Inc., ("TPL") for the sale by the Company and purchase by TPL of 570 and 42.5 acres of unimproved property in the City of Ansonia and the Towns of Seymour and Woodbridge, CT, subject to TPL arranging for the availability of public financing for the purchases. The purchase price of the parcels is $6,050,000 and $200,000, respectively. The Company is unable to predict at this time whether or not such financing will be available, although it is the Company's understanding that TPL expects to convey the property immediately to the State of Connecticut and the City of Ansonia for open space purposes and that they expect such financing to be in place by mid-year. The DPUC approved these transactions on March 1, 2000.

On January 21, 1998, the Company sold to the City of Derby, Connecticut, 145 acres of land in Derby, Connecticut for $1,800,000. The total gain from the sale amounted to $910,306 of which $81,983 was deferred and will be recognized over a 3-year period, as approved by the DPUC. On April 29, 1998, the Company sold 2.9 acres of land in Woodbridge, Connecticut for the development of a single-family home for $96,000. The total gain from the sale amounted to $28,955 of which $9,243 was deferred and will be recognized over a 10-year period as approved by the DPUC.

The Company also sold, on November 23, 1998, 229 acres of land in Seymour and Oxford, Connecticut to the Town of Seymour. This parcel was sold below market value, and as a result, the transaction was classified as a bargain sale for income tax purposes. The net gain from the sale amounted to $1,010,209 of which $90,965 was deferred and will be recognized over a 3-year period as approved by the DPUC. As a result of the bargain sale, the net gain also includes tax deductions of $177,064, of which $98,900 will be carried forward to reduce the Company's tax liability in subsequent years.

On December 3, 1998, the Company sold 515 acres of land in Oxford and Seymour, Connecticut to The Trust for Public Land for $3,220,000. The Trust for Public Land, in turn, simultaneously sold the property to the Town of Oxford for the same price. This parcel was also sold below market value, and therefore, the transaction was classified as a bargain sale for income tax purposes. The net gain from the sale amounted to $1,743,998 of which $157,037 was deferred and will be recognized over a 3-year period as approved by the DPUC. As a result of the bargain sale, the net gain includes tax deductions of $329,274 of which $184,100 will be carried forward to reduce the Company's tax liability in subsequent years.

As of December 31, 1999, the Company had approximately 322 additional acres of excess land still available for sale. That land consists of land currently classified as Class III, non-watershed land under the statutory classification system for water company lands.

The Company maintains a common stock Dividend Reinvestment Plan (the "Plan") pursuant to which shareholders will be entitled to purchase up to 140,000 new shares of the Company's Common Stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested during 1998 totaled $52,493 and in 1999, $67,066.

Independent Auditors' Report


To the Shareholders
Birmingham Utilities, Inc.
Ansonia, Connecticut

We have audited the accompanying balance sheets of Birmingham Utilities, Inc. as of December 31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birmingham Utilities, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


January 28, 2000
Bridgeport, Connecticut

Balance Sheets

                                                    December 31,
                                            1999                  1998
Assets
Utility plant                           $22,265,530           $20,622,907
Accumulated depreciation                 (6,543,747)           (6,189,596)
                                         15,721,783            14,433,311

Current assets:
Cash and cash equivalents                    44,471             2,696,706
Accounts receivable, net of allowance
for doubtful accounts of $50,000
in 1999 and 1998.                           415,330               493,165
Accrued utility and other revenue           429,127               361,448
Materials and supplies                       87,042                62,046
Prepayments                                  55,154                42,643
Total current assets                      1,031,124             3,656,008

Deferred charges                            595,263               377,182
Unamortized debt expense                    154,234               170,481
Income taxes recoverable                    360,812               414,078
Other assets                                418,055               467,826
                                          1,528,364             1,429,567
                                        $18,281,271           $19,518,886

Shareholders' Equity and Liabilities

Shareholders' equity:
 Common stock, no par value;
 authorized 2,000,000 shares;
  issued and outstanding
  (1999, 1,583,025 shares;
  1998, 1,550,316 shares)              $  2,634,762          $  2,427,752
Retained earnings                         5,511,802             5,219,875
                                          8,146,564             7,647,627
Long term debt                            4,324,000             4,418,000

Current liabilities:
 Current portion of long term debt           94,000                94,000
 Note payable                               360,000                  --
 Accounts payable and accrued liabilities   691,142             2,456,271
     Total current liabilities            1,145,142             2,550,271

Customers' advances for construction      1,182,216             1,261,090
Contributions in aid of construction      1,188,934             1,043,719
Regulatory liability -
 income taxes refundable                    164,772               172,356
Deferred income taxes                     1,630,976             1,391,476
Deferred income on dispositions of land     498,667             1,034,347
Commitments and contingent liabilities
 (Note 13)                                    -                      -
                                          4,665,565             4,902,988
                                        $18,281,271           $19,518,886

See notes to financial statements

Statements of Income and Retained Earnings

                                           Years Ended December 31,
                                      1999            1998          1997
Operating revenues:
 Residential and commercial        $3,477,897     $3,319,318    $3,335,743
 Industrial                           174,395        148,367       160,307
 Fire protection                      670,786        657,005       621,592
 Public authorities                   103,343         95,135        82,488
 Other                                197,396        175,086       167,227
                                    4,623,817      4,394,911     4,367,357

Operating deductions:
 Operating expenses                 2,449,348      2,363,523     2,483,875
 Maintenance expenses                 183,256        162,126       185,131
 Depreciation                         501,313        488,386       439,116
 Taxes, other than income taxes       320,442        274,863       403,560
 Taxes on income                      278,126        210,934        69,714
                                    3,732,485      3,499,832     3,581,396
                                      891,332        895,079       785,961

Amortization of deferred income
 on dispositions of land
 (net of income taxes of $192,720
 in 1999, $108,175 in 1998 and
 $124,718 in 1997)                    342,960        153,225       175,744

Operating income                    1,234,292      1,048,304       961,705
Other income, net                     133,789        121,571       150,708

Income before interest expense      1,368,081      1,169,875     1,112,413
Interest expense                      448,184        613,322       639,991
Income from dispositions of land
 (net of income taxes of $1,648,762
 in 1998 and $133,758 in 1997)          -          3,354,240       195,457

Net income                            919,897      3,910,793       667,879
Retained earnings, beginning
 of year                            5,219,875      1,831,377     1,619,188
Dividends                             627,970        522,295       455,690

Retained earnings, end of year     $5,511,802     $5,219,875    $1,831,377

Earnings per share, basic          $      .59     $     2.55    $      .44

Earnings per share, diluted        $      .56     $     2.48    $      .44

Dividends per share                $      .40     $      .34    $      .30

See notes to financial statements

Statements of Cash Flows

                                            Years Ended December 31,

                                      1999            1998            1997

Cash flows from operating activities:

 Net income                         $  919,897    $ 3,910,793     $ 667,879
 Adjustments to reconcile net
  income to net cash provided by
  (used in) operating activities:
   Income from land dispositions         -         (3,354,240)     (195,457)
   Depreciation and amortization       571,330        551,498       491,208
   Amortization of deferred income    (342,960)      (153,225)     (175,744)
   Deferred income taxes                92,416     (2,033,909)      (91,243)
   Allowance for funds used during
    construction                       (27,435)       (46,639)      (41,741)
 Change in assets and liabilities:
  Decrease in accounts receivable and
   accrued revenues                     10,156        125,341       112,781
  (Increase) in materials and supplies (24,996)        (5,070)       (5,183)
  (Increase) decrease in prepayments   (12,511)       (27,575)       19,518
  Increase (decrease) in accounts
   payable and accrued liabilities  (1,591,878)     2,001,612      (292,657)

Net cash provided by (used in)
  operating activities                (405,981)       968,586       489,361

Cash flows from investing activities
  Capital expenditures              (1,760,245)    (1,820,297)   (1,359,886)
  Sales of utility plant                -              25,000          -
  Proceeds from land disposition        -           6,916,000       475,000
  Increase in deferred charges and
    other assets                      (261,295)      (523,941)     (306,790)
  Customer advances                     70,190        223,050        78,644

Net cash provided by (used in)
  investing activities              (1,951,350)     4,819,812    (1,113,032)

Cash flows from financing activities:
  Borrowings under line of credit      360,000           -        1,205,000
  Repayments of note payable and
    long term debt                     (94,000)    (1,319,000)     (169,000)
  Repayments of line of credit          -          (1,355,000)     (125,000)
  Debt issuance cost                    -             (10,590)         -
  Dividends paid, net                 (560,904)      (469,801)     (410,109)

Net cash provided by (used in)
  financing activities                (294,904)    (3,154,391)      500,891

Net increase (decrease) in cash     (2,652,235)     2,634,007      (122,780)
Cash and cash equivalents, beginning
  of year                            2,696,706         62,699       185,479

Cash and cash equivalents, end
  of year                          $    44,471    $ 2,696,706   $    62,699

See notes to financial statements

Notes to Financial Statements

Note 1
Accounting Policies

Description of business

Birmingham Utilities, Inc.'s (the "Company") predominant business activity is to provide water service to customers in various cities and towns in Connecticut. The Company's accounting policies conform to generally accepted accounting principles, and the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control ("DPUC").

Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could vary from those estimates.

Utility plant

The costs of additions to utility plant and the costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to income. Upon retirement of depreciable utility plant in service, accumulated depreciation is charged with the book cost of the property retired and the cost of removal, and is credited with the salvage value and any other amounts recovered.

Depreciation

For financial statement purposes, the Company provides for depreciation using the straight-line method. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, the Company provides for depreciation utilizing straight-line and accelerated methods.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and overnight investment accounts in banks.

From time to time, the Company has on deposit at financial institutions cash balances which exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Allowance for funds used during construction

An allowance for funds used during construction ("AFUDC") is made by applying the last allowed rate of return on rate base granted by the DPUC to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost, for the period of construction, of borrowed funds used for construction purposes and a reasonable rate on other funds used. AFUDC represents a noncash credit to income. Utility plant under construction is not recognized as part of the Company's rate base for ratemaking purposes until facilities are placed into service. Accordingly, the Company capitalizes AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

Revenue recognition

The Company follows the practice of recognizing revenue when bills are rendered to customers. In addition, the Company accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date.

Advances for construction/contributions in aid of construction

The Company receives cash advances from developers and customers to finance construction of new water main extensions. These advances are partially refunded over a 10-year contract period to developers, as revenues are earned on the new water mains. Any unrefunded balances are reclassified to "Contributions in aid of Construction" and are no longer refundable.

Fair value of financial instruments

The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of note payable and long-term debt approximate fair value based on market conditions for debt of similar terms and maturities.

Income taxes

Except for accelerated depreciation since 1981 (federal only), the tax effect of contributions in aid of construction for the period January 1, 1987 through June 12, 1996, and in 1998, the tax effect of bargain sale of land, for which deferred income taxes have been provided, the Company's policy is to reflect as income tax expense the amount of tax currently payable. This method, known as the flow-through method of accounting, is consistent with the ratemaking policies of the DPUC, and is based on the expectation that tax expense payments in future years will be allowed for ratemaking purposes.

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities were recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

In addition, the Company is required to record an additional deferred liability for temporary differences not previously recognized. This additional deferred tax liability totaled $196,040 at December 31, 1999 and $241,724 at December 31, 1998. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

Employee benefits

The Company has a noncontributory defined benefit plan which covers substantially all employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a twenty-three year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company currently matches 50% of employee contributions up to 6% of total compensation.
In addition, the Company provides certain health care and life insurance benefits for retired employees and their spouses. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits expected to be provided to or for an employee must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums.

Compensated absences

Company policy and practice does not provide for any accumulated but unused vacation, sick time or any other compensated absences to be carried over beyond the year end.

Deferred charges

Deferred charges consist primarily of costs incurred to prepare the Company's surplus land for future disposition. Deferred charges are allocated to dispositions of land based on specific identification, if applicable, and on the percentage of acres Land dispositions
The Company is actively seeking to dispose of surplus land not required for utility operations. The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC.

Unamortized debt expense

Costs related to the issuance of debt are capitalized and amortized over the term of the related indebtedness. The Company has received permission from the DPUC to amortize the costs associated with debt previously outstanding over the term of the new indebtedness.

Note 2
Utility Plant

                                              December 31,

                                         1999              1998

Pumping, treatment and distribution   $16,973,769     $15,741,525
Source of Supply                        3,278,420       3,242,662
General Plant                           1,418,922       1,313,180
Organization                               30,219          30,219
                                       21,701,330      20,327,586
Construction in process                   564,200         295,321
                                      $22,265,530     $20,622,907

Note 3
Note Payable

Note Payable consists of a $2,100,000 two-year, secured line of credit, which may, at the Company's option, be converted in June, 2000 into a six-year term loan with a 20-year amortization schedule. During the revolving period, the Company can choose between variable rate options of 30- or 90-day LIBOR plus 1.00%, or Prime plus 0%. The Company is required to pay only interest during the revolving period. During the term period, the Company may choose among interest rate options, including a fixed rate at 100 basis points over the bank's six-year cost of funds or a 90-day rate at 1.00% over the 90-day LIBOR rate. The two-year, secured line of credit is secured by a lien (subordinate to the lien of the Mortgage Bond Indenture - see Note 4) on all of the Company's utility property other than its excess land for sale and requires the maintenance of certain financial ratios and shareholders equity of $3,000,000.

Borrowings of $360,000 were outstanding on the line of credit at December 31, 1999.

Note 4
Long Term Debt

                                                December 31,
                                           1999              1998
First mortgage bonds, Series E. 9.64%,
  due September 1, 2011                 $4,418,000         $4,512,000


Pursuant to its Mortgage Bond Indenture, the Company has outstanding a series of first mortgage bonds in the amount of $4,418,000 due on September 1, 2011. The terms of the indenture provide, among other things, annual sinking fund requirements and limitations on (a) payment of cash dividends; and (b) incurrence of additional bonded indebtedness. Under the dividend limitation, approximately $4,559,000 was available to pay dividends at December 31, 1999 after the quarterly dividend payment made on that date. Interest is payable semi-annually on the first day of March and September. The indenture is secured by a lien on all of the Company's utility property other than excess land available for sale.

The Company is required to pay $94,000 each September 1 until the bonds are paid in full.

Note 5
Accounts Payable and Accrued Liabilities

                                              December 31,
                                         1999             1998

Accounts payable                       $124,561         $ 179,967
Accrued liabilities:
  Interest                              141,965           144,986
  Taxes                                 123,471         1,785,452
  Pension                               278,610           281,286

  Other                                  22,535            64,580
                                       $691,142        $2,456,271

Note 6
Deferred Income on Dispositions of Land

Deferred income on the prior dispositions of land is amortized to operating income under a method that coordinates the sharing of the net gains from land sales between the Company's shareholders and ratepayers in accordance with a rate making formula approved by the DPUC. Amortization of deferred income and related taxes to be included in future years operating income for land sales completed as of the balance sheet date follow:

                                         Deferred      Amortization To
                              Deferred   Income        Be Included In
Year Ending December 31:      Income     Taxes         Operating Income

2000                         $293,049    $108,490       $184,559
2001                           94,990      39,523         55,467
2002                           51,873      21,511         30,362
2003                           30,332      12,568         17,764
2004                           19,359       8,017         11,342
Thereafter                      9,064       3,737          5,327
                             $498,667    $193,846       $304,821



The amortization of deferred income on prior land sales does not include the effect of anticipated future land sales under the Company's ongoing land sales program.

Note 7
Taxes, Other Than Income Taxes

                                             December 31,
                                 1999          1998          1997

Municipal                     $241,254       $194,472      $227,022
Payrol                         l79,188         80,391        71,135
Gross receipts                   -               -          105,403
                              $320,442       $274,863      $403,560

The Connecticut Gross Receipts tax was repealed as of July 1, 1997 and as a result, water service rates were also reduced to reflect that reduction.

Note 8
Income Taxes

The provisions for taxes on income for the years ended December 31, 1999, 1998 and 1997 consist of:

                                   1999          1998       1997
Current:
 Federal                         $180,800       $1,715,170  $119,666
 State                              4,899          529,545    41,291
Deferred:
 Federal:
  Accelerated depreciation         75,866           76,240    96,384
  Income on land dispositions     192,220         (268,490)   83,117
  Investment tax credit           (14,700)         (14,700)  (14,700)
  Other                               261            4,606   (12,207)
 State                             31,500          (74,500)   14,639
                                 $470,846       $1,967,871  $328,190

State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                         1999          1998        1997
Federal income tax at statutory rates  $477,748     $1,998,791  $338,665
Increase (decrease) resulting from:
 State income tax, net of federal
   benefit                               24,023        398,669    17,590
 Bargain sale portion of land
   dispositions                         (19,890)      (392,950)      -
 Rate case expense                        7,844          5,384   (21,508)
 SFAS 106 expense in excess of funding  (11,634)           713       750
 Other, net                               7,455        (28,036)    7,393
 Investment tax credit                  (14,700)       (14,700)  (14,700)

Total provision for income taxes        470,846      1,967,871   328,190
Taxes related to land dispositions     (192,720)    (1,756,937) (258,476)

Operating provision for taxes          $278,126     $  210,934  $ 69,714

Deferred tax liabilities (assets) were comprised of the following:

                                         1999            1998

Depreciation                         $1,783,507        $1,724,831
Investment tax credits                  319,861           334,561
Other                                   183,128           217,701

Gross deferred tax liabilities        2,286,496         2,277,093

Land Sales                             (445,619)         (669,639)
Other                                  (209,901)         (215,978)

Gross deferred tax assets              (655,520)         (885,617)
Total deferred income taxes          $1,630,976        $1,391,476


Note 9
Related Party Transactions

The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 1999, 1998 and 1997, fees paid amounted to $13,702, $26,038 and $123,439, respectively.

Note 10
Allowance for Doubtful Accounts

                                          December 31,
                                  1999        1998         1997

Allowance for doubtful accounts,
  beginning                     $50,000     $50,000      $75,000
Provision                        10,590       9,389       28,251
Recoveries                        6,748      17,047        3,051
Charge-offs                     (17,338)    (26,436)     (56,302)

Allowance for doubtful accounts,
  ending                        $50,000     $50,000      $50,000


Note 11
Pension and Other Postretirement Benefits

Pension Plan

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The provisions of SFAS 132 revise the disclosure requirements related to pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of these plans.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                 Pension              Other
                                 Benefits      Postretirement Benefits
                               1999        1998       1999        1998
Change in Benefit Obligation:
Benefit obligation, beginning
  of year                     $832,762   $851,292   $371,456     $449,159
Service cost                    43,242     44,549     21,202       14,186
Interest cost                   58,010     52,384     28,697       24,249
Actuarial loss/(gain)           12,122    (90,428)    52,093      (89,341)
Benefits paid                  (32,350)   (25,035)   (27,196)     (26,797)
Benefit obligation, end
  of year                      913,786    832,762    446,252      371,456

Change in Plan Assets:

  Fair value, beginning
   of year                     682,009    625,767    274,716      271,622
  Actual return on plan assets 114,136     16,277     43,827        3,094
  Employer contribution         42,611     65,000     50,000           -
  Benefits paid                (32,350)   (25,035)       -             -

  Fair value, end of year      806,406    682,009    368,543      274,716

Funded Status                 (107,380)  (150,753)   (77,709)     (96,740)
Unrecognized net actuarial
  gain/(loss)                   58,957    107,163   (215,730)    (258,391)
Unrecognized transition
  obligation                    70,461     76,333    329,914      355,292
Unrecognized prior service
  cost                         (37,421)   (39,674)      -            -

Prepaid (accrued) benefit
  cost                        $(15,383)  $ (6,931)  $ 36,475     $    161

Weighted-average Assumptions as of December 31:
  Discount rate                   7%          7%         7%             7%
  Expected return on plan assets  8%          8%         8%             8%
Rate of compensation increase     5%          5%         -               -


For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 6% for 2005 and remain at that level thereafter. Net periodic pension and other postretirement benefit costs include the following components:

                                                             Other
                              Pension                        Postretirement
                              Benefits                       Benefits
                        1999     1998     1997       1999      1998     1997
Components of
  Net Periodic
Benefit Cost:
  Service Cost        $43,242   $44,549  $48,297  $21,202   $14,186  $19,779
  Interest Cost        58,010    52,384   53,319   28,697    24,249   30,709
  Expected return
    on plan assets    (55,708)  (52,110) (41,153) (24,019)  (21,730) (16,107)
  Amortization of
   unrecognized
   transition
   obligation           5,872     5,872    5,872   25,378    25,378   25,378
  Amortization of
   unrecognized
   prior service cost  (2,254)   (2,254)  (2,254)     -         -        -
  Recognized net
   actuarial gain       1,901       -      9,980  (10,376)  (15,394) (14,748)

  Net periodic benefit
   cost               $51,063   $48,441  $74,061  $40,882   $26,689  $45,011


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                       1-Percentage     1-Percentage
                                       Point Increase   Point Decrease

Effect on total of service and
 interest cost components                $  8,074         $  (7,590)
Effect on postretirement benefit
 obligation                              $ 65,269         $ (60,059)

The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association (VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $50,000, $0 and $23,500 in 1999, 1998 and 1997, respectively.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company which ended on October 1, 1998. The liability recorded at December 31, 1999 and 1998 was $243,200 and $254,300, respectively. At December 31, 1999, an amount of $182,300 has been included in other assets relating to a regulatory asset for costs which were included in the Company's rate case.

Employer matching contributions to the 401(K) Plan were $23,634, $23,568 and $17,645 in 1999, 1998 and 1997, respectively.

Note 12
Earnings per share Supplemental Information

The following table summarizes the number of common shares used in the calculation of earnings per share:

                                         1999        1998       1997

Weighted average shares outstanding
 for earnings per share, basic        1,567,725   1,532,922   1,518,990
Incremental shares from assumed
 conversion of stock options             73,990      46,000      16,102

Weighted average shares outstanding
 for earnings per share, diluted      1,641,715   1,578,922   1,535,092


Note 13
Commitments and Contingent Liabilities

Management agreement

The Company maintains an agreement with the City of Derby (the "City"), pursuant to which agreement, the Company manages the water system owned by the City. The Company is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by the Company.

Capital budget

Management has budgeted $1,900,000 for capital expenditures in 2000, $700,000 of which is expected to be necessary to meet its service obligations for the coming year.

Purchase commitment

The Company has an agreement with South Central Connecticut Regional Water Authority to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $705,934, $705,162 and $691,166 for the years 1999, 1998 and
1997, respectively. The purchase price is based on South Central Connecticut Regional Water Authority's wholesale rate. At December 31, 1999, this rate was $1,150 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensions at the Company's option.

Note 14
Rate Matters

On January 21, 1998, the DPUC granted the Company a 4.1 percent water service rate increase designed to provide a $177,260 annual increase in revenues and a 12.16% return on common equity.

Note 15
Equity

Stock Split

On January 11, 1999, the Company filed with the DPUC an Application for Approval to Issue approximately 780,000 additional shares of common stock in conjunction with a 2-for-1 stock split. The stock split was approved by the Board of Directors in December, 1998, and by the DPUC on February 26, 1999. The stock split was effected in the form of a 100 percent stock distribution on the Company's common stock, payable on March 22, 1999 to all shareholders of record on March 18, 1999. All share and per share values in the financial statements have been adjusted for all periods to reflect the common stock split.

Common Stock

                                                Number
                                                of Shares     Amount
Balance, January 1, 1998                         1,523,404   $2,266,027
Stock issued through Dividend Reinvestment Plan      5,912       52,493
Stock issued through Key Employee and
 Non-Employee Stock Option Plans                    21,000      110,250
Amortization of stock plan costs                    -            (1,018)

Balance, December 31, 1998                       1,550,316    2,427,752
Stock issued through Dividend Reinvestment Plan      3,721       67,066
Stock issued through Key Employee and
  Non-Employee Stock Option Plans                   28,988      152,174
Amortization of stock plan costs                    -           (12,230)

Balance, December 31, 1999                       1,583,025   $2,634,762


Stock Option Plans

The Company has three stock option plans, a non-employee director stock option plan and two key employee incentive stock option plans. 80,000, 70,000 and 60,000 shares, respectively were authorized under the three plans which provide for options to purchase common stock of the Company at the fair market value at the date of the grant. The options vest over various periods and must be exercised within 10 years from date of grant. The first Key Employee Plan was adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995. The second Key Employee Plan was adopted in 1998 and subsequently approved by the Company's shareholders and the DPUC in 1999. The following table summarizes the transactions of the Company's stock option plans for the three years ended December 31, 1999:

                                Granted              Exercisable
                                     Weighted                 Weighted
                         Number      Average        Number    Average
                         of Shares  Exercise Price  of Shares Exercise Price
Outstanding at
  December 31, 1996      125,500    $ 5.18          111,750     $5.26
    Granted                5,000    $ 6.12
    Forfeited             (6,000)   $ 5.25

Outstanding at
  December 31, 1997      124,500    $ 5.22          114,500     $5.22
    Granted               25,000    $ 8.77
    Exercised            (21,000)   $ 5.25

Outstanding at
  December 31, 1998      128,500    $ 5.93          101,000     $5.19
  Granted                  5,000    $21.00
  Exercised              (28,988)   $ 5.25

Outstanding at
  December 31, 1999      104,512    $ 6.81           84,912     $5.59


The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to account for its stock option plans. As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statements. The pro-forma effect of these options on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

Dividend reinvestment plan

The Company has a dividend reinvestment plan which provides for the issuance and sale of up to 140,000 shares of the Company's authorized but unissued common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares.

Note 16
Supplemental Disclosure of Cash Flow Information and Noncash Financing

Activities

Cash paid for interest for the years ended 1999, 1998 and 1997 was $434,956, $616,341, and $625,729, respectively.

Cash paid for income taxes for the years ended 1999, 1998 and 1997 was $1,859,000, $428,600, and $283,150, respectively.

The Company receives contributions of plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by the Company.

                                             December 31,
                                      1999         1998         1997
Gross plant additions             $1,760,245    $1,820,297   $1,359,886
Customers' advances for
  construction                       (70,190)     (223,050)     (78,644)
                                  $1,690,055    $1,597,247   $1,281,242


On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange
Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Anne A. Hobson, Secretary, Birmingham Utilities, Inc. P.O. Box 426, Ansonia, CT 06401-0426.

Birmingham Contributors

BOARD OF DIRECTORS

Betsy Henley-Cohn (2)*
Chairwoman of the Board of Directors
of the Company;

Chairman and Treasurer,
Joseph Cohn & Sons, Inc.;

Director, United Illuminating Corp.;

Director, Aristotle Corp.;

Director Citizens Bank of Connecticut (1997-1999);

* Ex-Officio on all other committees


John S. Tomac (2)
President and Treasurer of the Company

Aldore J. Rivers (2,3)
Retired; President of the Company from
1985 to October 1998


Stephen P. Ahern (3,4)
Vice President, Unicco Security Services;

Principal, Ahern Builders


Edward G. Brickett (1,4)
Retired; Director of Finance, Town of Southington,
Connecticut until June 1995


James E. Cohen (2,3)
Lawyer in Practice in Derby


Alvaro da Silva (1,3)
President, DSA Corp.;


President, B.I.D., Inc. (land development
& home building company);

Managing Partner, Connecticut Commercial
Investors, LLC., (a commercial real estate and investment partnership);

Chairman of Shelton Inland Wetlands Commission;
Board of Governors Unquowa School;

Director of Great Country Bank
(1991-1995)



B. Lance Sauerteig (3,4)
Lawyer in Practice in Westport;
Principal in BLS Strategic Capital, Inc.
(financial and investment advisory company);

Previously, President, First Spring Corporation
(1986-1994) (private family investment
management company);

Director, OFFITBANK (a New York based private investment management bank)


Kenneth E. Schaible (1,3)
Bank Consultant and Real Estate Developer;

Previously, Senior Vice President, Webster Bank (1995-1996);


Officers

Betsy Henley-Cohn
Chairwoman and CEO

John S. Tomac
President and Treasurer

John J. Keefe, Jr.
Vice President, Operations

Anne A. Hobson
Secretary

Diane G. DeBiase
Assistant Treasurer

Auditors
Dworken, Hillman, LaMorte
& Sterczala, P.C.
Bridgeport, Connecticut

General Counsel
Tyler Cooper & Alcorn, LLP
Hartford, Connecticut


Registrar and
Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, New York  10005


Stock Market Listing

NASDAQ-AMEX - Under the
symbol BIRM


Committees

(1)Audit Committee meets regularly with the management and independent accountants to review and discuss the scope and results of the annual audit of the Company's financial statements.
(2)Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.
(3)Land Committee makes recommendations regarding the sale and/or development of land available for sale.
(4)Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.


Birmingham Utilities, Inc.
230 Beaver Street
P.O. Box 426
Ansonia, Connecticut 06401-0426
(203) 735-1888